Exhibit 12.1

EXTERRAN PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)
(unaudited)

	Nine Months Ended September 30,	Years Ended December 31,
	2014	2013	2012	2011	2010		2009
Income:
Income (loss) from continuing operations before taxes	$43,218	$65,529	$11,454	$6,971	$(22,653)		$15,325
Add:
Interest on indebtedness, amortization of capitalized interest and amortization of capitalized debt expenses and discount	40,586	37,068	25,167	30,400	24,037		20,303
Estimated interest factor attributable to rents	562	735	957	1,383	1,366		1,064
Income as adjusted	84,366	103,332	$37,578	$38,754	$2,750		$36,692
Fixed charges:
Interest on indebtedness, amortization of capitalized expenses and discount on capitalized interest	40,586	37,068	$25,167	$30,400	$24,037		$20,303
Estimated interest factor attributable to rents	562	735	957	1,383	1,366		1,064
Total fixed charges	41,148	$37,803	$26,124	31,783	$25,403		$21,367
Ratio of Earnings to fixed charges	2.05	2.73	1.44	1.22	—	(1)	1.72

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(1) The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2010.  Additional earnings of $22.7 million would have been needed to have a one-to-one ratio of earnings to fixed charges.